Mail Stop 0510

      March 28, 2005


via U.S. mail and facsimile

Mr. John C. Tough
Vice President Finance and Chief Financial Officer
Anchor Lamina Inc.
Province of Ontario, Canada
2590 Ouellette Avenue, Windsor, Ontario N8X 1L7

	RE: Form 20-F for the fiscal year ended August 31, 2004
	       File No. 333-8426


Dear Mr. Tough:

		We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






FORM 20-F FOR THE FISCAL YEAR ENDED AUGUST 31, 2004

Comment applicable to your overall filing
1. Where a comment below requests additional disclosures or other revisions, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Selected Financial Data, page 3

2. Please revise selected financial data or Note 17 to provide a reconciliation of operating income determined in accordance with Canadian GAAP and operating income determined in accordance with US
GAAP.  Please refer to instruction 2 to Item 3A of Form 20-F.

Operating and Financial Review and Prospects, page 19

3. Please enhance your operating and financial review and prospects disclosures as follows:
* Quantify your explanations for significant changes in product sales and cost of sales in terms of increases or decreases in prices, volume and foreign currency and include an explanation of the underlying reasons for the changes.
* Quantify your explanations for the changes in sales and cost of sales of your steel cutting, grinding and machining services in terms of increases or decreases in prices, volume and foreign currency.
* Describe any variation in pricing in relation to the variation in the price of steel in global commodity markets and indicate whether recent price increases are viewed as sustainable.
* Discuss the dollar and percentage impact of any raw material surcharges on product sales.
* Quantify the impact of operating efficiencies arising from capital expenditures on your profitability.

4. Please disclose and discuss the full year effect of your change in accounting estimate for the useful lives of machinery and equipment on gross profit and operating income in 2004 and 2003.

5. Please disclose the critical accounting policies that require significant estimates and judgments. Please indicate whether you have discussed your critical accounting estimates with your audit committee. Additionally, for each critical accounting policy or estimate, please discuss the likelihood of materially different reported results if different assumptions or conditions were to prevail. To the extent practicable and meaningful, you should also quantify the effect changes in assumptions and estimates would have on your overall financial performance. Please refer to SEC Releases
33-8040 and 33-8098.

Liquidity and Capital Resources, page 24

6. Please disclose the terms of your financial covenants as well as any cross default provisions in your bank credit facility. Please discuss the impact on your liquidity of the $2,396,000 in accelerated loan payments due on your credit facilities by December 5, 2004. Please also discuss that all term loans and credit facilities expire on November 14, 2005 as well as your plans for refinancing this debt.
Please also discuss the impact on your liquidity from the proposed redemption of the subordinated notes. Please also discuss any projected payments arising from your environmental exposures.

Tabular Disclosure of Contractual Obligations, page 26

7. Please revise your table of contractual cash obligations to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts. Please refer to footnote 46 of SEC Release 33-8350.

Financial Statements

Report of Independent Registered Chartered Accountants, page 1 of
24

8. Please revise to include a signed audit report.

Consolidated Statements of Cash Flows, page 6 of 24

9. Please tell us if the subtotal before net change in non-cash working capital is expressly permitted under Canadian GAAP. If so, please also provide us with an excerpt of the relevant Canadian accounting literature.

10. Please supplementally tell us about the items and the respective amounts that comprise the net change in non-cash working capital.

Note 1 - Significant Accounting Policies, page 7 of 24

11. Please disclose net sales of products and revenues from services.
Please also disclose the cost of product sales and the cost of tolling services. Refer to Item 17(b) of Form 20-F and Rule 5-
03(b)(1) and (2) of Regulation S-X.

12. Please discuss your accounting policy for establishing reserves for doubtful accounts as well as the typical credit terms for your commercial accounts.

Note 17 (d) - United States Accounting Principles, page 21 of 24

13. Please disclose the cost flow assumption used to value your inventory.

14. Please disclose your revenue recognition policy for cutting, grinding and machining services. Please refer to SAB Topic 13:A.

15. Please disclose the status of your environmental testing and whether it could have a material adverse effect on your financial position, results of operations and cash flows. Please provide the disclosures required by SFAS 5, including paragraph 10, and SAB Topic
5:Y.

16. Please disclose the method and the assumptions used to determine the fair value of the subordinated notes in accordance with paragraphs 10 and 11 of SFAS 107.

Schedule II - Valuation and Qualifying Accounts

17. Please disclose the activity in reserve accounts for bad debt allowances as required by Schedule II - Valuation and Qualifying
Accounts of Regulation S-X.



*    *    *    *


      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 824-5524 or,
in his absence, Scott Watkinson, Staff Accountant, at (202) 942-
2926
or, to the undersigned, at (202) 942-1774.

    						Sincerely,



							Rufus Decker
							Branch Chief
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Mr. John C. Tough
March 28, 2005
Page 1 of 5



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE